SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

MICROFLUIDICS INTERNATIONAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

595074105

(CUSIP Number)

Global Strategic Partners, LLC

c/o Corporation Service Company

2711 Centerville Road, Suite 400

Wilmington, DE 19808

(310) 883-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595074105	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS. Global Strategic Partners, LLC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
8. SHARED VOTING POWER 11,656,464 (See Item 5)
9. SOLE DISPOSITIVE POWER
10. SHARED DISPOSITIVE POWER 11,656,464 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,656,464 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 595074105	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS. Abraxis BioScience, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
8. SHARED VOTING POWER 11,656,464 (See Item 5)
9. SOLE DISPOSITIVE POWER
10. SHARED DISPOSITIVE POWER 11,656,464 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,656,464 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 595074105	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS. Abraxis BioScience, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
8. SHARED VOTING POWER 11,656,464 (See Item 5)
9. SOLE DISPOSITIVE POWER
10. SHARED DISPOSITIVE POWER 11,656,464 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,656,464 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

Page 5 of 8 Pages

Item 1.	Security and Issuer

The title of the class of equity securities of Microfluidics International Corporation, a Delaware corporation (the “Company”), to which this statement relates is the Company’s Common Stock, par value $0.01 per share (the “Common Stock”). The address of the principal executive office of the Company is 30 Ossipee Road, Newton, MA 02464.

Item 2.	Identity and Background

(a) This Schedule 13D/A is being filed on behalf of Global Strategic Partners, LLC, a limited liability company established under the laws of Delaware, (“GSP”) , Abraxis BioScience, LLC, a Delaware limited liability company (“Abraxis LLC”), the sole member and manager of GSP, and Abraxis BioScience, Inc., a Delaware corporation (“ABI”), the sole member of Abraxis LLC. GSP, Abraxis LLC and ABI are referred to herein as the “Reporting Persons.”

The following entities and individuals are required to provide the information called for by Items 2 through 6 of this Schedule 13D/A due to their positions as executive officers, directors and controlling shareholders of the Reporting Person.

(1) The following are the executive officers of each of the Reporting Persons: Dr. Patrick Soon-Shiong is the Executive Chairman; Leon (Lonnie) O. Moulder, Jr. is the President and Chief Executive Officer; David O’Toole is the Executive Vice President and Chief Financial Officer; Bruce Wendel is the Executive Vice President, Corporate Operations and Development; Dr. Edward Greehr is the Executive Vice President of Operations. Each of these persons is a citizen of the United States.

(2) The following are the directors of ABI and Abraxis LLC: Dr. Patrick Soon-Shiong, Leon (Lonnie) O. Moulder, Jr., Kirk Calhoun, Dr. Stephen Nimer, Leonard Shapiro and Dr. David Chen. Each of these persons is a citizen of the United States.

(3) The controlling shareholders of ABI are Dr. Soon-Shiong, Michelle Soon-Shiong and Steven H. Hassan. Dr. Soon-Shiong and Mrs. Soon-Shiong are trustees of the Soon-Shiong Community Property Revocable Trust (“Soon-Shiong Trust”). The Soon-Shiong Trust holds shares of common stock of ABI. Mr. Hassan is the manager of Themba LLC, a California limited liability company, the trustee of The Themba 2005 Trust I (“Themba I”), a trust established under the laws of the Cook Islands, and the trustee of The Themba 2005 Trust II (“Themba II”), a trust established under the laws of the Cook Islands. Themba LLC is the general partner of California Capital Limited Partnership (“CA Capital”), a limited partnership established under the laws of California. CA Capital holds shares of common stock of ABI. Each of Themba I and Themba II hold a 50% of the membership interests of Themba LLC. Dr. Soon-Shiong and Mrs. Soon-Shiong exercise shared voting and dispositive power over approximately 82% of the outstanding common stock of ABI. Mr. Hassan exercises shared voting and dispositive power over approximately 22% of the outstanding common stock of ABI. Each of Dr. Soon-Shiong, Mrs. Soon-Shiong and Mr. Hassan is a citizen of the United States.

(b) The principal business address for each Reporting Person is 11755 Wilshire Blvd., Suite 2000, Los Angeles, CA 90025.

(c) ABI is a holding company. Abraxis LLC is the operating entity for ABI and is a biotechnology company dedicated to the discovery, development and delivery of next-generation therapeutics and core technologies that offer patients safer and more effective treatments for cancer and other critical illnesses. GSP is a wholly-owned subsidiary of Abraxis LLC and its principal business is to hold investments on behalf of Abraxis LLC.

(d) None of the Reporting Persons or any of the persons identified in Item 2(a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons or any of the persons identified in Item 2(a) above has been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

Page 6 of 8 Pages

(f) See Item 2(a) above for the citizenship of each of the Reporting Persons and the other persons identified in Item 2(a).

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 below, on November 14, 2008, GSP acquired from the Issuer a $5,000,000 convertible debenture (the “Debenture”) and warrant to acquire up to 50% of the Issuer’s outstanding common stock on a fully diluted basis, less than the number of shares of the Issuer’s common stock into which the Debenture is convertible (the “Warrant”). The purchase price was paid by GSP from a cash contribution from Abraxis LLC. The cash contribution to GSP was made from Abraxis LLC’s internal sources.

Item 4.	Purpose of Transaction

On November 14, 2008, GSP entered into a Debenture and Warrant Purchase Agreement (the “Agreement”) with the Issuer whereby GSP purchased the Debenture and the Warrant.

At the election of GSP, the Debenture is convertible in whole or part on any of the maturity date, the date that any interest payment is due, or the date on which a change of control occurs into a number of shares of the Issuer’s common stock equal to the quotient of (i) the outstanding principal amount of the Debenture, divided by (ii) $1.25.

The Warrant may be exercised in whole or part until the earlier to occur of: (i) the seventh anniversary of the date of the Agreement, (ii) the third anniversary of the date of the Agreement in the event that the Issuer has retired the Debenture on or before the third anniversary or (iii) such time as GSP has acquired fifty percent (50%) of the total number of shares of the Issuer’s Common Stock then outstanding on a fully diluted basis. The Warrant is exercisable in two (2) tranches. The first tranche is exercisable in whole or in part at $2.00 per share. The aggregate number of shares of Issuer’s common stock that may be purchased in tranche one is forty percent (40%) of the Issuer’s common stock then outstanding on a fully diluted basis, minus that number of shares of Issuer’s common stock that were issuable upon exercise of the conversion of the Debenture. The Warrant’s second tranche is exercisable in whole or in part at $3.00 per share. The aggregate number of shares of the Issuer’s common stock that may be purchased in tranche two is equal to fifty percent (50%) of the Issuer’s common stock then outstanding on a fully diluted basis, minus the sum of that number of shares of Issuer’s common stock that were issuable upon exercise of the conversion of the Debenture and in tranche one. Tranche two may only be exercised after the full number of shares exercisable pursuant to tranche one have been purchase.

In connection with the Agreement, the Issuer and GSP executed a Registration Rights Agreement, pursuant to which the Issuer is obligated to file a Registration Statement on Form S-3 with the Securities and Exchange Commission upon demand by GSP for purposes of registering the shares of Issuer’s common stock issuable upon the conversion of the Debenture and the exercise of the Warrant.

Under the terms of the Agreement, at any election of members of the Issuer’s board of directors (the “Board”) from the date of the Agreement through the third anniversary of the Agreement, GSP has the right to nominate one (1) person to serve on the Board and the Issuer is required to use its best efforts to cause the election of such person to the Board. If GSP exercises any portion of the Warrant, then, at any election of members of the Board, GSP has the right to nominate additional persons as may be necessary to cause GSP’s representation on the Board to be proportional to the GSP’s stockholdings in the Issuer, and the Issuer must use its best efforts to cause the election of such persons to the Board.

Item 5.	Interest in Securities of the Issuer

The following disclosure assumes that there were 10,371,782 shares of the Issuer’s common stock outstanding as of November 18, 2008 as set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008, that there were options to purchase 1,284,682 shares of the Issuer’s common stock outstanding as of December 31, 2008 and that all of the Issuer’s common stock issuable upon the conversion of the Debenture and the exercise of the Warrant could be issued as of November 24, 2008.

(a) For purposes of Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own 11,656,464 shares of the Issuer’s common stock, representing 50% of the Issuer’s outstanding common stock on a fully-diluted basis. Abraxis LLC is filing solely in its capacity as the parent company of, and indirect beneficial owner of securities held by, GSP. ABI is filing solely in its capacity as the parent company of Abraxis LLC, and indirect beneficial owner of securities held by GSP.

Page 7 of 8 Pages

(b) By virtue of the relationships described in Item 2(a) above, each of GSP, Abraxis LLC and ABI may be deemed to have shared voting and dispositive power with respect to these 11,656,464 shares of the Issuer’s common stock.

(c) During the past 60 days, none of the Reporting Persons has effected any transactions relating to the Issuer’s common stock.

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Issuer’s common stock owned by it.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See response to Item 4.

Item 7.	Materials to be filed as Exhibits

None

Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: May 8, 2009

GLOBAL STRATEGIC PARTNERS, LLC

Bruce Wendel, Executive Vice President

ABRAXIS BIOSCIENCE, LLC.

Bruce Wendel, Executive Vice President

ABRAXIS BIOSCIENCE, INC.

Bruce Wendel, Executive Vice President